DELOITTE CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2020

ASSETS

Cash and cash equivalents	$ 14,074,483
Money market fund	500,800
Accounts receivable — advisory services, net	2,248,321
Accounts receivable — related entity (Note 3)	6,580,781
Prepaid assets	137,985
Deferred costs (Note 1)	6,120,691
Goodwill (Note 2)	16,667,959
TOTAL ASSETS	$ 46,331,020

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 251,874
Deferred revenue (Note 1)	6,120,691
TOTAL LIABILITIES	6,372,565
MEMBER'S EQUITY	39,958,455
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 46,331,020

See notes to financial statements.